Symbols: LVH .TSX Venture Exchange

LVFHF.OTC Bulletin Board

LVH .Berlin Stock Exchange

January 10, 2006.

ACTION POKER GAMING INC. LICENSES ITS ONLINE POKER SOFTWARE TO CYOP SYSTEMS

Vancouver, British Columbia, January 10, 2006 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”) is pleased to announce that it’s wholly owned subsidiary, Action Poker Gaming Inc., (“APG”) has licensed its Software to CYOP Systems International Inc.

CYOP Systems International Inc. (NASD OTCBB: CYOS.OB), a provider of online gaming software and operator of games portals, announced today that it has executed an agreement with Action Poker Gaming Inc., to license their online poker system.

The software includes classic poker games of Texas Hold’em, Omaha and 7 Card Stud, as well as favorites such as Omaha Hi. Players will be able to pick from ring game action, daily tournaments with entries to the World Poker Tour, the World Series of Poker and all the major events.

Under the terms of the agreement, APG will be integrating the software at TenSeatPoker.com and will also be supplying CYOP with Chinese cash play versions of the software later in 2006.

The TenSeatPoker.com poker software built by CYOP in 2005 is still to be used for its Chinese partner’s play for fun site.

Mitch White, CEO of CYOP, commented, “Our launch date will coincide with the ‘start of the spring poker season’. By outsourcing the software integration, we are able to commit more of our funds and expertise into marketing the final products, and driving customers to our sites. Combined with our previously announced acquisition of gaming software, CYOP now has a full suite of products available.”

About CYOP

CYOP is a provider of multimedia transactional technology solutions and services for the entertainment industry and a developer of online games, poker, and bingo. The Company’s range of products and services include financial transaction platforms for on-line video games, licensed online gaming software, gaming websites, poker portals and integrated e-commerce transaction technology for on-line merchants. The Company has a suite of games that rivals the depth of proprietary software of companies such as SportingBet PLC (SBT.L) Chartwell Technology Inc. (CWH.TO), CryptoLogic Inc. (CRYP) and WorldGaming PLC. (WGMGY & WGP.L) Its cross platform of brands includes flash casino games, downloadable casino games, sports betting software and skill games.

About Las Vegas From Home.Com Entertainment Inc.

LVFH is an “E-Gaming” Software Developer and provider, and through its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc., licenses its software to third parties.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com.

On behalf of the Board of

Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”

Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as “believes,” “plans,” “expects” or “intends” and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.